EXHIBIT 10.31

EMPLOYMENT AGREEMENT
ROYCE R. RENFROE

THIS EMPLOYMENT AGREEMENT (this "**Agreement**"), dated as of the 1st day of July, 2000, is by and between FABRICA INTERNATIONAL, a California corporation ("**Fabrica**"), and ROYCE R. RENFROE ("**Employee**").

W I T N E S S E T H:

WHEREAS, Fabrica has determined that it is in its best interest that Fabrica retain the services of Employee as President of Fabrica; and

WHEREAS, Employee has agreed that upon the execution of this Agreement by the parties hereto, he shall assume the responsibilities of President of Fabrica, subject to the terms and conditions contained herein.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.   Definitions. Capitalized terms used herein shall have the meanings ascribed to them in that certain Stock Purchase Agreement dated as of June 30, 2000 by and among The Dixie Group, Inc. ("**Dixie**"), Scott D. Guenther and the Albert A. Frink and Denise Frink Charitable Remainder Unitrust and the Albert A. Frink Loving Trust (the "**Stock Purchase Agreement**").

2.   Term. Subject to the terms and provisions of this Agreement, Fabrica hereby agrees to employ Employee, and Employee hereby agrees to become employed by Fabrica for a period of five (5) years, commencing on July 1, 2000 (the "**Commencement Date**") and ending on June 30, 2005 (the "**Term**"). Notwithstanding the foregoing sentence, this Agreement shall be subject to earlier termination, but only as set forth in Sections 4 and 5 below.

3.   Terms of Employment.

(a) Position and Duties.

(i) During the Term, Employee shall be employed as President of Fabrica with the authority, duties and responsibilities customarily assigned to presidents of similarly situated companies, together with such other reasonable duties and responsibilities in connection therewith as may be assigned from time to time by the Board of Directors of Fabrica. Fabrica agrees that Employee shall perform his duties principally within the City of Santa Ana, California; provided, however, that Fabrica may require Employee to perform his duties under this Agreement principally from a location not farther than fifty (50) miles from the city limits of Santa Ana, California in the event Fabrica's business operations are moved from their present premises (1) due to any taking under the power of eminent domain or to a sale of those premises under the threat of the exercise of said power, or (2) due to force majeure.

(ii) During the Term, Employee agrees that he will devote substantially all of his business attention and time to the business and affairs of Fabrica and perform his duties hereunder to the best of his ability and in a diligent and proper manner and that he will not, during the Term, actively or inactively, directly or indirectly, (A) take any action that would directly or indirectly promote any competitor of Fabrica or any competitor of The Dixie Group, Inc. ("**Dixie**") or injure Fabrica's or Dixie's business (it being understood that Employee's enforcement of his rights under this Agreement shall not be considered as action that is injurious to Fabrica's or Dixie's business), or (B) enter into the employment of or render services to or hold any other investment or other interest in or otherwise become associated with any other person, business, partnership, association, corporation or other entity without Fabrica's prior written consent, except as follows:

> 1. Employee shall have the right to make investments in public companies (such investments not to exceed 4.9% of the issued and outstanding capital stock of any one such public company);

> 2. Employee shall have the right to make passive investments in non-public companies that are not competitors of Dixie or Fabrica so long as Employee discloses such investments to Dixie or Fabrica when so requested;

> 3. Employee shall have the right to serve as a member of the Management Committee of Chroma Systems Partners, a California general partnership, if selected by Choma Technologies, Inc., a California corporation, to serve in that capacity.

(b) Compensation and Benefits.

(i) Base Salary. During the Term, Employee shall be paid a base salary of two hundred thousand dollars ($200,000.00) per year (**"Annual Base Salary"**), installments of which shall be paid at least as frequently as monthly until such time as Annual Base Salary may be increased (but not decreased) in accordance with the desires of the Board of Directors of Fabrica.

(ii) Annual Bonus. In addition to the Annual Base Salary, Employee shall be eligible to receive a bonus in an amount up to seventy five percent (75%) of his Annual Base Salary as determined on an annual basis based upon certain specified performance criteria. All such bonuses shall be paid in accordance with the terms of Dixie's 2000 Leadership and Performance Incentive Award Plan (**"Annual Bonus"**).

(iii) Stock Options; Stock Purchase Rights. Employee is hereby granted stock options pursuant to the terms of Dixie's Stock Incentive Plan for 30,000 shares of Common Stock, $3.00 par value per share, of Dixie ("**Dixie Common Stock**"), exercisable at the closing market price of Dixie Common Stock on June 30, 2000 (the "**Closing Price**"). In addition, Employee is hereby granted the right to subscribe for the purchase of shares of Dixie Common Stock having an aggregate market value of four hundred thousand dollars ($400,000.00) based on the Closing Price under the applicable officers' stock ownership plan.

(iv) <u>Employee Benefits</u>. In addition to Annual Base Salary, Annual Bonus and stock option and stock purchase rights as hereinabove provided, Employee shall be entitled to such employee health, hospitalization, retirement, disability, life and other benefits as may be generally available from time to time to key employees of Dixie. Employee shall be credited with his years of service at Fabrica prior to the date of this Agreement for purposes of this Agreement. Employee shall be eligible to participate in Dixie's 401(k) plan beginning December 31, 2000. Until June 30, 2003, Fabrica shall provide Employee with (A) a car allowance in the amount of two thousand dollars ($2,000) per month; and (B) supplementary healthcare benefits that are the same as or comparable to those available to Employee as of the date of this Agreement under Fabrica's "Execu-Care Plan".

(v) <u>Expenses</u>. During the Term, Employee shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Employee in the performance of his duties as President, such reimbursement to be made following the submission by Employee of signed, itemized expense reports in accordance with the travel and business expense reimbursement policies as in effect from time to time and applicable to executives of Fabrica.

4.   <u>Termination of Employment</u>.

(a) <u>Death or Disability</u>.

Employee's employment shall terminate automatically upon Employee's death. If during the Term, Employee should suffer from a Disability (pursuant to the definition of "Disability" set forth below), Fabrica may immediately terminate this Agreement upon notice to Employee. Fabrica's obligation to pay any Accrued Obligations (as defined below) to Employee shall survive such termination. For purposes of this Agreement, "**Disability**" means the absence of Employee from (or the inability of Employee to perform) his duties with Fabrica on a full-time basis due to ill heath, whether mental or physical, for a period of 120 consecutive days, or (ii) for a total of 150 days during any 12-month period.

(b) <u>Cause</u>.

Fabrica may terminate Employee's employment during the Term for "Cause." For purposes of this Agreement, "Cause" means:

(i) Employee has committed an act or has failed to act, where such act or failure to act constitutes intentional misconduct (including, without limitation, dishonesty, fraud or embezzlement), a reckless disregard of the consequences of such act or failure to act, or gross negligence by Employee, and in each case the foreseeable consequences of such act or failure to act are damage or harm to Fabrica or Dixie;

(ii) a material breach of Sections 7 or 8 of this Agreement;

(iii) a conviction of, or the entering of a guilty or no contest plea to, any felony or any crime involving moral turpitude;

(iv) a failure to cease or correct a material failure to discharge his duties and responsibilities hereunder within thirty (30) days following written notice of such failure, which notice shall state with reasonable particularity the specific acts or omissions constituting such failure; provided, however, that Fabrica shall not be obligated to provide such notice, and may, subject to subsection (d) below, terminate Employee's employment immediately for cause without first giving such notice and allowing Employee thirty (30) days to cease or correct such material failure, if its has previously given notice of a similar material failure of Employee to discharge his duties and responsibilities hereunder.

(c) Good Reason.

Employee's employment may be terminated during the Term by Employee, at his election, for Good Reason. For purposes of this Agreement, "Good Reason" means:

(i) the assignment to Employee by Fabrica of duties which are a significant adverse alteration in the nature or status of Employee's position, responsibilities, duties or conditions of employment under this Agreement or any other action by Fabrica that results in a material diminution in Employee's position, authority, duties or responsibilities under this Agreement;

(ii) any failure by Fabrica to comply with any of the provisions of Section 3(b) of this Agreement within thirty (30) days (or, in the case of any failure to make payment of Annual Base Salary or Annual Bonus when due, five (5) Business Days following Fabrica's receipt of written notice of such failure from Employee, which notice shall state with reasonable particularity the specific acts or omissions constituting such failure; or

(iii) the relocation Fabrica's corporate offices to a location outside Santa Ana, California other than in accordance with the provision of Section 3(a)(i).

(d) Notice of Termination.

Any termination by Fabrica for Cause or by Employee for Good Reason shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b) of this Agreement. For purposes of this Agreement, a "**Notice of Termination**" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee's employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than fifteen (15) days after the giving of such notice). The failure by Employee or by Fabrica, as the case may be, to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause or Good Reason, as the case may be, shall not waive any right of Fabrica or Employee hereunder or preclude Fabrica or Employee from asserting such fact or circumstance in any subsequent action to enforce their respective rights hereunder.

(e) Date of Termination.

"**Date of Termination**" means the date of receipt of the Notice of Termination or any later date specified therein, as the case may be; provided, however, (i) if Employee's employment is terminated by Fabrica, the Date of Termination shall be the earlier of the date on which Fabrica gives Employee actual notice of such termination or the date of receipt of the

Notice of Termination, and (ii) if Employee's employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of Employee or the date Fabrica terminates Employee's employment due to Disability, as the case may be.

      (f)   <u>Change of Control</u>.

In the event of a Change of Control (as defined below)

(i) Employee shall have the option, exercisable within 90 days of the Change of Control, either of continuing his employment with the entity resulting from the Change of Control on the same terms and conditions of this Agreement or terminating his employment immediately and receiving payment of the following obligations (the "**Accrued Obligations**") upon such termination:

(A) the portion of Annual Base Salary accrued through the Date of Termination to the extent not theretofore paid;

(B) if a Change of Control occurs before June 30, 2003, a pro rata portion of Employee's Annual Bonus for the fiscal year in which the Date of Termination occurs in an amount equal to (1)(a) if the Annual Bonus has been determined (i.e., performance criteria for the fiscal year in which the Date of Termination occurs have been satisfied), the Annual Bonus for such year, or (b) if the Annual Bonus has not been determined (i.e., performance criteria for the fiscal year in which the Date of Termination occurs have not yet been satisfied), the Annual Bonus for the preceding fiscal year (which for purposes of fiscal year 1999 shall be ($150,000), multiplied by (2) a fraction, the numerator of which is the number of days elapsed in the fiscal year in which the Date of Termination occurs through and including the Date of Termination, and the denominator is 365.

(C) accrued and unpaid vacation pay through and including the Date of Termination;

(D) unreimbursed business expenses through and including the Date of Termination; and

(E) any compensation previously deferred by Employee (together with any accrued interest thereon) and not yet paid by Fabrica.

(ii) In the event Employee elects to terminate his employment as a result of a Change of Control, the non-competition period specified in Subsection 8(a) of this Agreement shall be for three (3) years from the date of termination of Employee's employment.

For purposes of this Subsection 4(f), "**Change of Control**" means (a) the failure of Dixie (or a wholly owned entity thereof) to own, legally and beneficially, 100% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of Fabrica or (b) the occurrence of any event or the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (within the meaning of section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than the Frierson Family, becomes the "beneficial owner" (as such term is defined in Rule

13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 30% of the voting stock of Dixie (measured by voting power rather than number of shares) unless the Frierson Family continues to own and control more than 50% of the voting stock of Dixie (measured by voting power rather than number of shares) following such event or the consummation of such transaction. For purposes of this Section, "Frierson family" means the descendants of J.B. Frierson and their spouses.

5.   Obligation of Fabrica upon Termination.

(a) Death.

If Employee's employment is terminated by reason of Employee's death during the Term, Employee shall be entitled to receive the Accrued Obligations, and this Agreement shall terminate subject to Fabrica's obligation to pay such Accrued Obligations. All such Accrued Obligations shall be paid to Employee's personal representative or to Employee's designated beneficiary in the case of Accrued Obligations that will pass other than under Employee's will or the laws of intestacy. Accrued Obligations shall be paid in a lump sum in cash within thirty (30) days of the Date of Termination in the case of Accrued Obligations payable to a designated beneficiary and promptly after the personal representative's appointment in the case of Accrued Obligations payable to Employee's personal representative. Any stock options or stock purchase rights (including those described in Section 3(b)(iii) hereof) previously granted to Employee under stock option plans, stock purchase agreements and/or stock option agreements shall be exercisable only in accordance with the respective terms and conditions thereof. For a period of one (1) year immediately following the Date of Termination as a result of Employee's death, Fabrica shall continue all benefits to Employee's family provided on the Date of Termination; provided, however that Employee's family shall be responsible for any additional expense incurred by Fabrica in providing such benefits.

(b) Disability.

If Employee's employment is terminated by reason of Employee's Disability during the Term, Employee shall be entitled to receive the Accrued Obligations, and this Agreement shall terminate subject to Fabrica's obligation to pay such Accrued Obligations. All Accrued Obligations shall be paid to Employee in a lump sum in cash within 30 days of the Date of Termination, and any stock options or stock purchase rights (including those described in Section 3(b)(iii) hereof) previously granted to Employee under stock option plans, stock purchase agreements and/or stock option agreements shall be exercisable only in accordance with the respective terms and conditions thereof. For a period of one (1) year immediately following the Date of Termination as a result of Employee's death, Fabrica shall continue all benefits to Employee's family provided on the Date of Termination; provided, however that Employee's family shall be responsible for any additional expense incurred by Fabrica in providing such benefits.

(c) Cause; Other Than for Good Reason.

If Employee's employment shall be terminated for Cause during the Term, this Agreement shall terminate without further obligations to Employee other than the obligation to pay to Employee Accrued Obligations. If Employee terminates employment during the Term other than for Good Reason, this Agreement shall terminate without further obligations to Employee, other than for Accrued Obligations. All such Accrued Obligations shall be paid to Employee in a lump sum in cash within 30 days of the Date of Termination. Any stock options or stock purchase rights (including those described in Section 3(b)(iii) hereof) previously granted to Employee under stock option plans, stock purchase agreements and/or stock option agreements shall be exercisable only in accordance with the respective terms and conditions thereof.

(d) <u>Good Reason; Other Than for Cause, Death or Disability</u>.

If, prior to the expiration of the Term, Fabrica should terminate Employee's employment other than for Cause, death or Disability, or if Employee should terminate his employment under this Agreement for Good Reason:

(i) Fabrica shall pay to Employee the following severance payments and benefits amounts:

(A) all Accrued Obligations in a lump sum in cash within 30 days after the Date of Termination; and

(B) an amount equal to the Annual Base Salary in effect on the Date of Termination times the number of years remaining in the Term as of the Date of Termination, which sum shall be payable to Employee following the Date of Termination and over the balance of the Term in equal installments as base salaries are paid to executives of Fabrica.

(ii) For a period of one (1) year immediately following the Date of Termination, Fabrica shall continue all benefits to Employee and Employee's family provided on the Date of Termination.

The severance payments and benefits described in this Subsection 5(d) shall be Employee's exclusive remedy in the event Fabrica terminates his employment prior to the expiration of the Term other than for Cause or in the event his employment is terminated because of his death or disability or by Employee for Good Reason. Employee shall not be obligated to mitigate any payments owed under this Agreement.

(e) <u>Execution of Release</u>. Fabrica's obligation to pay severance benefits and payments under Subsection 5(d) is expressly conditioned upon Employee's execution and delivery to Fabrica of a release and agreement, as drafted at the time of Employee's termination of employment, which shall include, but not be limited to:

(i) a mutual unconditional release of all rights to any claims, charges, complaints, grievances, whether known or unknown to one party, against the other, its officers, directors, employees, attorneys, affiliates, agents or assigns, through the date of Employee's termination from employment; provided that any rights or claims under any other written agreement between Employee and Fabrica or Employee and Dixie from time to time shall not be subject to this release;

(ii) a representation and warranty from each party to the other that the party has not filed or assigned any claims, charges, complaints or grievances against the other, its affiliates or assigns;

(iii) an agreement not to use, disclose or make copies of any confidential information of Fabrica or its affiliates or assigns and to return any such confidential information and property to Fabrica upon execution of the release;

(iv) an agreement to maintain the confidentiality of the existence and terms of the release;

(v) an agreement to indemnify Fabrica, its affiliates and assigns against the claims of third parties arising from Employee's breach of any portion of the agreements contained in the release; and

(vi) an acknowledgement and agreement that the release and agreement shall not be construed as an admission by the releasee of any wrongdoing whatsoever against either party, and that all of the releasees specifically deny any such wrongdoing.

6.   Arbitration. Any dispute between the parties concerning this Agreement shall be submitted to binding arbitration before a single arbitrator in accordance with the following provisions:

(a) If a dispute arises concerning this Agreement, the disputed shall be resolved through binding and non-appealable arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "**Rules**"), except where the Rules conflict with the provisions of this Section 6, in which event the provisions of this Section 6 shall prevail. The arbitration shall be before one (1) arbitrator selected by the parties, or if the parties cannot agree upon a single arbitrator within thirty (30) days of a party giving notice to the other of a proposed choice for an arbitrator, then by a single arbitrator selected by the New York City office of the American Arbitration Association, who shall be a person (i) who is admitted to practice law in the State of New York, (ii) who is a partner in a law firm having at least one hundred attorneys, and (iii) who is familiar with the terms of employment agreements entered into in the context of acquisitions. Any arbitrator so appointed shall be neutral and subject to disqualification for the reasons specified in Section 19 of the Rules.

(b) Each party shall pay the fees of his or its own attorneys, expenses of witnesses and all other expenses connected with the preparation and presentation of such party's case. The cost of the arbitration, including the cost of the record or transcripts thereof, if any, administrative fees, and all other fees involved, shall be shared equally, unless the arbitrators otherwise direct.

(c) The parties agree to request that the arbitrator appointed pursuant to the procedure agreed upon above shall, as soon as reasonably practicable after his or her appointment, and after consultation with the parties, set an arbitration date of no later than thirty (30) days after his or her appointment. If that arbitrator is unable to conduct the arbitration during such 30-day period then the parties shall select a new arbitrator in accordance with Section 6(a).

(d) The arbitration shall be conducted pursuant to the Rules, as then in effect. Without limitation of the arbitrator's general authority, the arbitrator shall have the right to order reasonable discovery in accordance with the Tennessee Rules of Civil Procedure. Conformity to the legal rules of evidence shall not be required in the arbitration. At any oral hearing of evidence in connection with the arbitration, each party thereto or its legal counsel shall have the right to examine its witnesses and to cross-examine the witnesses of any opposing party. No evidence of any witness shall be presented in written form unless the opposing party shall have the opportunity to cross-examine such witness, except as the parties to the dispute otherwise agree in writing or except under extraordinary circumstances where the interests of justice require a different procedure.

(e) The decision of the arbitrator shall be binding upon all parties and no appeal may be taken therefrom; provided, however, that no decision by such arbitrator shall include the award of punitive damages. The decision of the arbitrator shall be enforced and honored by the parties hereto without the necessity of confirmation by a court. The parties hereby waive, to the extent permitted by law, any rights to appeal or to review of any such decision by any court or tribunal.

(f) This arbitration shall be conducted in New York, New York. In the event a party desires to obtain judicial confirmation of an arbitration award, the parties consent to the exclusive jurisdiction of the appropriate state court in New York, New York for the entry and enforcement of a judgment upon any arbitration award rendered in connection with any state law, and of the United States District Court for the Southern District of New York, for the entry and enforcement of judgment upon any arbitration award rendered in connection with any federal law, and the parties agree to both subject matter and in personam jurisdiction for those purposes.

(g) Notwithstanding any provision of this Section, the requirement to arbitrate disputes under this Section shall not apply to any application for interim injunctive or other equitable relief from any court of competent jurisdiction with respect to this Agreement or any matter it contemplates.

7.   Confidentiality.

(a) Receipt of Confidential Information. Employee acknowledges that Employee either has been or will be exposed to certain confidential or proprietary information about Fabrica and Dixie, and their respective suppliers, vendors, customers, potential customers and competition. All advertising, sales, manufacturers' and other materials or articles or information, including without limitation documents, drawings, records, data bases, computer programs, data processing reports, customer sales analyses, invoices, price lists or information, samples, supplier and vendor terms, the identities and terms of prior contacted prospects, or any other materials or data of any kind furnished to Employee by Fabrica or Dixie or developed by Employee on behalf of Fabrica or Dixie or at Fabrica or Dixie's direction or for Fabrica's or Dixie's use or otherwise in connection with Employee's performance of services for Fabrica or Dixie are and shall remain the sole and confidential property of Fabrica or Dixie, as the case may be.

(b) <u>Non-Disclosure</u>. Employee shall not use for his personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, firm, association or entity other than Fabrica or Dixie, any material or information referred to in Subsection 7(a) above, or any material or information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets or other knowledge or processes of or developed by Fabrica or Dixie or any names or addresses of customers, prior contacted prospects, or clients or any data on or relating to past, present or prospective customers or clients or any other confidential information relating to or dealing with the business operations or activities of Fabrica or Dixie, made known to Employee or learned or acquired by Employee prior to or during Employee's employment with Fabrica or Dixie. Upon request of Fabrica or Dixie, Employee shall immediately deliver to Fabrica or Dixie all documents containing such material or information, and Employee shall not retain any copies, summaries, analyses, extracts or other reproductions thereof in whole or in part. The term "**documents**" as used in this Agreement means all writings, drawings, graphs, charts, photographs, video tapes, disks, computer memory and data in any form recorded or stored from which information can be obtained, and all reproductions thereof.

(c) Unless otherwise agreed by Fabrica and Employee in writing, the obligations described in this Section 7 shall survive any termination of this Agreement or any termination of the employment relationship created hereunder.

8. <u>Non-Inducement, Non-Competition, Trade Secrets, Etc</u>. In exchange for the "Non-Competition Consideration" (as defined below), Employee agrees as follows with respect to his actions during the Term (and, as may be provided below, after the Term):

(a) <u>Covenants</u>. Employee shall never directly or indirectly induce or attempt to influence any person known to be an employee or representative of Fabrica or Dixie to terminate his employment or relationship with Fabrica or Dixie without the prior written consent of the president of Dixie. Without the prior written consent of the President of Dixie, during the existence of Employee's employment with Fabrica and for the later of (i) June 30, 2003, or (ii) two (2) years following the termination of Employee's employment with Fabrica for any reason, and within any city or county of the United States where Dixie or Fabrica carries on business, Employee shall not engage in (as a principal, partner, director, officer, agent, employee, consultant, independent contractor or otherwise) or be financially interested in (i) any business (other than Fabrica or Dixie) that is involved in business activities which are the same as, similar to or in competition with any of the business activities carried on by Fabrica or Dixie at any time, or being planned by Fabrica or Dixie at the time of the termination of Employee's employment with Fabrica, or (ii) any business operated by any of Fabrica or Dixie's customers, suppliers, vendors or prior contacted prospects.

(b) <u>Fabrica and Dixie Materials</u>. Any and all writings, ideas, inventions, improvements, processes, procedures and/or techniques which Employee may make, conceive, reduce to practice, discover or develop, either solely or jointly with any other person or persons, at any time during Employee's employment with Fabrica, whether during working hours or at any other time and whether at the request or upon the suggestion of Fabrica or Dixie or otherwise, and whether or not protectible by patent, trademark, copyright or other intellectual property law, that relate in any way to, or are useful in any manner in, any business now or hereafter carried on or contemplated by Fabrica or Dixie, including developments or expansions of their respective current or then current fields of operations, shall be the sole and exclusive property of Fabrica or Dixie (as the case may be), and Employee hereby unconditionally assigns his right, title, and interest therein to Fabrica or Dixie (as the case may be). Employee shall not be entitled to any additional or special compensation or reimbursement regarding any and all such writings, ideas, inventions, improvements, processes, procedures and techniques.

(c) <u>Restrictive Time Period and Geographic Area</u>. If the period of time or the geographic area specified in Subsection 8(a) above should be adjudged unreasonable in any proceeding, then the period of time shall be reduced by such number of months or the area shall be reduced by the elimination of such portion thereof, or both, so that such restrictions may be enforced in such area and for such time as is adjudged to be reasonable. If Employee violates any of the restrictions contained in the foregoing Subsection 8(a), the restrictive period shall not run in favor of Employee (but shall run in favor of Fabrica or Dixie (as the case may be)), and the restrictive period shall be extended from the time of the commencement of any such violation until such time as such violation shall be cured by Employee to the satisfaction of Fabrica or Dixie (as the case may be), and it shall begin to run anew at the time of such cure.

(d) <u>"Non-Competition Consideration."</u> The "Non-Competition Consideration" is included within the consideration set forth in this Agreement.

(e) <u>Acknowledgments</u>. Employee agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants in the described geographic area or has elected not to do so, at his own risk;

(ii) That he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses relating to time or territory considerations and will not assert the same in any action or other proceeding brought by Fabrica or Dixie for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving Employee, on the one hand, and Fabrica or Dixie, on the other hand;

(iii) That the provisions of this Agreement do not impose an extreme hardship on him and that the provisions of this Agreement are reasonable under the circumstances (in particular considering his exposure to the highest level information due to his prior and current status with Fabrica and the fact that he has been and will continue to be entrusted with many significant aspects of Fabrica); that any restrictions contained in the Agreement are necessary to protect the legitimate business interests of Fabrica and Dixie; that restrictions in the Agreement have been reasonably tailored as to time and place, and are not overly broad as to the activities proscribed (after taking into consideration the interests of the Employee in gaining and pursuing a livelihood, and Fabrica's and Dixie's legitimate business interests and concerns in protecting their property, their confidential information, their relationships, their goodwill and their economic advantage); and that because of payments being made in consideration of, under or in connection with this Agreement and the Stock Purchase Agreement, the restrictions of this Agreement are agreed to be reasonable in all respects; and

(iv) That he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Employer and Fabrica entering into this Agreement and the Stock Purchase Agreement, and that Employer and Fabrica are entering into this Agreement and the Stock Purchase Agreement in full reliance on these acknowledgments, covenants, representations and warranties.

(f) Unless otherwise agreed by Fabrica and Employee in writing, the obligations described in this Section 8 shall survive any termination of this Agreement or any termination of the employment relationship created hereunder.

9.   Equitable Relief.

(a) Irreparable Harm. Employee acknowledges that the covenants and restrictions contained in the foregoing Sections 7 and 8, in view of the nature of the business in which Fabrica or Dixie is engaged, are reasonable and necessary in order to protect the legitimate interests of Fabrica or Dixie, and that any violation thereof would result in immediate and irreparable injuries to Fabrica or Dixie. Employee acknowledges that the covenants of Employee herein and the restrictions applicable to him are special, unique and extraordinary, and are of peculiar value, the loss or breach of which cannot be fully compensated by damages in an action at law. Employee therefore acknowledges that, in the event of a breach or threat of a breach by Employee of any of the covenants or agreements of Section 7 or Subsections 8(a) or 8(b), and not withstanding any other provision of this Agreement:

(i) Fabrica and Dixie shall be entitled to a restraining order, order of specific performance or other injunctive relief, without showing actual damage and without bond or other security, as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation; and

(ii) If a restraining order, order of specific performance or other injunctive relief is issued, then Fabrica's obligation to make any payment or provide any benefit under this Agreement, including without limitation any severance benefit or payment, shall immediately cease.

(b) Remedies Not Exclusive. Fabrica's and Dixie's remedies under this Section 9 are not exclusive, and shall not prejudice or prohibit any other rights or remedies under this Agreement or otherwise.

10.   Successors and Permitted Assigns.

(a) This Agreement is personal to Employee and without the prior written consent of Fabrica shall not be assignable by Employee. This Agreement shall inure to the benefit of and be enforceable by Employee's legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon Fabrica and its successors and permitted assigns.

(c) Fabrica will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Fabrica to assume expressly and agree to perform this Agreement in the same manner and to the same extent that Fabrica would be required to perform it if no such succession had taken place. As used in this Agreement, **"Fabrica"** shall mean Fabrica International and any successor to its business and/or assets.

11.   Miscellaneous.

(a) Governing Law; Submission to Jurisdiction; Appointment of Agent for Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Tennessee and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to, and hereby irrevocably and unconditionally submits, to the exclusive jurisdiction of the courts of the State of Tennessee and of the federal courts sitting in the State of Tennessee for the purposes of any action, suit or proceeding (including appeals to their respective appellate courts) arising out of this Agreement or the transactions contemplated hereby (and agrees not to commence any action or proceeding except in such courts) that is not first subject to binding arbitration as provided in this Agreement, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Tennessee, to appoint and maintain an agent in the State of Tennessee as such party's agent for acceptance of legal process, and (2) to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall have the same legal force and effect as if served upon such party personally within the State of Tennessee. Each party irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the courts of the State of Tennessee or (ii) any United States District Court in the State of Tennessee (including appeals to their respective appellate courts), and hereby further irrevocably and unconditionally to the fullest extent permitted by law waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Nothing contained in this Subsection shall affect the right of any party hereto to serve legal process in any other matter permitted by law or affect the right of any party hereto to bring any action or proceeding against any other party hereto or any party's property in the courts in any other jurisdiction.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party; overnight courier; registered or certified mail, return receipt requested, postage prepaid; or facsimile transmission addressed as follows:

If to Employee:

> Mr. Royce R. Renfroe
> 2801 Pullman Street
> Santa Ana, California 92705

with a copy to:

> White and Case, LLP
> 633 West Fifth Street
> Los Angeles, California 90071-2007
> Attention: Neil W. Rust, Esq.
> Telecopier No.: (213) 687-0758

If to Fabrica:

> c/o The Dixie Group, Inc.
> 185 S. Industrial Blvd. SW
> Calhoun, Georgia 30701
> Attention: Mr. Gary A. Harmon
> Telecopier No.: (706) 625-0782

with a copy to:

> Witt, Gaither & Whitaker, P.C.
> 1100 SunTrust Bank Bldg.
> Chattanooga, Tennessee 37402
> Attention: Ralph M. Killebrew, Jr., Esq.
> Telecopier No.: (423) 266-4138

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(c) Severability. If any provision of this Agreement is found in binding arbitration or by a court or other tribunal of competent jurisdiction to be invalid or unenforceable, the attempt shall first be made to read the provision in such a way as to make it valid and enforceable in light of the parties' apparent intent as evidenced by this Agreement. If such reading is impossible, the tribunal having jurisdiction may revise the provision in any reasonable manner, to the extent necessary to make it binding and enforceable. If no such revision is possible, the offending provision shall be deemed stricken from the Agreement, and every other provision shall remain in full force and effect; provided, however, that if Section 3(b) or Section 5 is deemed stricken from this Agreement, then Employee shall be relieved of his obligations under this Agreement (other than his obligations under Sections 7 and 8 of this Agreement).

(d) Taxes. Fabrica may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation. Employee shall be liable for the payment, if any, of any federal, state or local taxes incurred by him as a result of any benefits or payments made to him under this Agreement.

(e) <u>Waivers</u>. Employee's or Fabrica's failure to insist upon strict compliance with any provision hereof shall not be deemed to be a waiver of such provision or any other provision thereof. Any waiver of any provision of this Agreement, **including specifically the provisions of this Subsection**, shall be valid only if set forth in an instrument in writing signed on behalf of the party making the waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall much waiver constitute a continuing waiver unless otherwise expressly provided.

(f) <u>Additional Documents and Actions</u>. Each of the parties hereto shall execute and deliver any and all additional papers, documents and other assurances and shall do any and all acts and things reasonably necessary in connection with the performance of their obligations hereunder to carry out the intent of the parties hereto.

(g) <u>Entire Agreement; Modification</u>. This Agreement contains the entire understanding of Fabrica and Employee with respect to the subject matter hereof. This Agreement, **including specifically the provisions of this Subsection**, may be modified only in a writing signed by both parties.

(h) <u>Binding Effect; No Third Party Beneficiaries</u>. This Agreement shall bind and benefit the parties and their respective heirs, devisees, beneficiaries, grantees, donees, legal representatives, successors and permitted assigns. Nothing in this Agreement shall be construed to confer any rights or benefits on third-party beneficiaries.

(i) <u>Construction</u>. The parties have participated jointly in negotiating and drafting this Agreement. If a question concerning intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all related rules and regulations unless the context requires otherwise. Words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa.

(j) <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. In proving this Agreement in any proceeding, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

IN WITNESS WHEREOF, Employee has hereunto set his hand and Fabrica has caused these presents to be executed in their names on their behalf, all as of the day and year first above written.

EMPLOYEE:

/s/ Royce R. Renfroe
Royce R. Renfroe

FABRICA:

FABRICA INTERNATIONAL

By: /s/ Scott D. Guenther
Title: CFO

Attest: _____